Nasdaq Regulation

Arnold Golub
Vice President
Deputy General Counsel

June 30, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 30, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from Macondray Capital Acquisition Corp. I (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share, par value $0.0001 per share, and one-third of one redeemable warrant,

Class A ordinary share, par value $0.0001 per share,

Redeemable warrants, each whole redeemable warrant exercisable for one Class A ordinary share, par value $0.0001 per share, at an exercise price of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,